July 28, 2011
Jay Williamson
John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:        Cheval Resources Corporation
       Registration Statement on Form S-1/A
   Filed July 12, 2011
   File No. 333-172954

Dear Mr. Williamson;

The following are the responses to your comment letter of July 26, 2011.

General Comments

1.   In various locations within your disclosure, such as page 17, you refer to the merger being “deemed effective by” the Securities and Exchange Commission.  Please note that we declare particular securities-related filings effective.  A merger becomes effective pursuant to state law.  Please revise accordingly.

Revised throughout the disclosure to refer to the POS AM being declared effective by the SEC and the closing of the merger/acquisition.

Prospectus Cover Page

2.           Your revised disclosure suggests that Mr. O’Dare will begin selling his shares upon the closing of the primary offering.  It is unclear whether this refers to the sale of the minimum offering amount or the sale of all shares being sold in the primary offering.   Please revise.  Also, please reconcile to the third paragraph with respect to the offering termination date.

Mr. O’Dare will sell his shares only upon both the reaching of the minimum offering amount and the closing of the offering.    Third paragraph termination date reconciled.

3.           If true, please clarify that the registration statement registers the resale of Mr. O’Dare’s 40,000,000 shares of common stock at the fixed price of $0.45 per share and resales may be made only for cash consideration.

Revised to clarify that the registration statement registers the resale of Mr. O’Dare’s 40,000,000 shares of common stock at the fixed price of $0.45 per share and resales may be made only for cash consideration.

Jay Williamson
July 28, 2011

Summary

4.           We note your revised disclosure on page five that “the 40,000,000 shares…. will be utilized in acquisition/negotiation/merger of target…”   Please clarify how these shares will be used.  In this regard, please ensure your response is consistent with your page four disclosure confirming that any sale of these shares in connection with a business combination may not occur under the current registration statement.

This disclosure is incorrect and has been deleted.

Financial Statements as of March 15, 2011 and for the Period March 2, 2011 (Inception) through March 15, 2011, page F-1
Financial Statement Updating

5.           Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Financials and references thereto have been updated through June 30, 2011.

Exhibits

Exhibits 10.1

6.           We refer you to comment 12 from our letter dated June 9, 2011.  Please clarify why your escrow agreement refers to Mr. O’Dare’s sale of shares “whether or not for cash consideration.”

Revised to state “only for cash consideration.”

Sincerely,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation